May 29, 2024

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Trace W. Rakestraw, Esq.

RE:
Institutional Investment Strategy Fund, et al. (File No. 812-15579)

To whom it may concern:
On May 24, 2024, Institutional Investment Strategy Fund and Buena Capital Advisors, LLC (the “Applicants”) filed an application for an order from the Securities and Exchange Commission (the “SEC”) granting certain exemptions from the provisions of Section 18(a)(2)(, 18(c) and 18(j) under the Investment Company Act of 1940, as amended (the “Act”); an order granting certain exemptions from Rule 23c-3 under the Act; and an order permitting certain arrangements under the Act.
The Applicants hereby respectfully request that the Application be withdrawn and the SEC take no action with respect thereto.
If you have any questions or comments related to the Application, please contact me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng
Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614. 469.3217 D